Banco Itaú Holding Financeira S.A.	Marisa S.A.

MATERIAL FACT

1. On October 18 2008, BANCO ITAÚ HOLDING FINANCEIRA S.A., through its subsidiary Banco Itaú S.A. (“ITAÚ”), and MARISA S.A.(“MARISA”), have signed a “Memorandum of Understanding” describing the framework of an operational agreement for a term of 10 years, the purpose being to create a new Itaú/Marisa (co-branded) credit card, as well as making it possible to offer, distribute and sell ITAÚ’s products and services to MARISA’s customers on an exclusive basis.

2. The partnership shall involve an investment of about R$ 120 million for ITAÚ, R$ 65 million being for the exclusive rights and for the use of MARISA’s customer base for the duration of the above mentioned operational agreement, and R$ 55 million which shall be earmarked should agreed targets be met over the course of 5 years.

3. On the basis of 50% for each party, ITAÚ and MARISA shall also split the results accruing from the said offering, distribution and sales.

4. MARISA is the largest chain store specializing in women’s fashion goods and underwear in Brazil with a store traffic of 140 million customers annually, reporting gross consolidated net revenues of R$ 1.8 billion in 2007. On September 30 2008, MARISA had 207 stores in Brazil and more than 8 million private label cards.

5. The association between ITAÚ and MARISA will be instrumental in expanding and improving the current offering of financial products and services to MARISA’s customers (such as widely accepted branded credit cards, personal loans, loans repayable against payroll and others), through the organization’s distribution channels.  MARISA will continue to have exclusive control over its own private label store card.

6. The association will further strengthen ITAU’s leadership in the consumer credit market and in line with the strategy adopted for association with major retailers in this segment.

7. The operating agreement will contribute on the part of MARISA to the introduction of greater responsiveness in the sale of the products to be offered under the partnership. At the same time, MARISA will be able to take full advantage of greater access to ITAÚ’s expertise. Additional to these advantages, the association will bring greater benefits to the company’s customers by providing user-friendly facilities for purchases both in the network itself as well as outside its stores. It will also provide a greater range of financial products and services, thus further enhancing MARISA’s target customer base.

8. ITAÚ and MARISA confirm their intention of proceeding with work for negotiating and signing of the definitive binding documents.

São Paulo, October 20 2008

ALFREDO EGYDIO SETUBAL Investor Relations Officer Banco Itaú Holding Financeira S.A.	PAULO SERGIO BORSATTO Investor Relations Officer Marisa S.A.